

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 23, 2017

Denver Lough
Chief Executive Officer
PolarityTE, Inc.
4041-T Hadley Road
S. Plainfield, NJ 07080

>   **Re:    PolarityTE, Inc.**
>   **Registration Statement on Form S-3 filed July 7, 2017**
>   **Response Dated August 17, 2017**
>   **File No. 333-219202**

Dear Mr. Lough:

   We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note the information and Section 5 analysis provided in your response letter. We are unable to agree, based on the information provided, that the Forbes.com article written by Mr. Dyer and published on August 8, 2017, is not a communication by or on behalf of the company. Further, with respect to the assertion that the article meets the requirements of the safe harbor provided by Securities Act Rule 168 and thus should not be considered a prospectus, please provide support for the contention that the information in the article, in particular claims such as those regarding the company's "upside" and its potential future impact on the biotech industry, constitute factual business information or forward-looking information within the meaning of Rule 168. Alternatively, please provide additional legal analysis regarding how the publication of this article complies with your obligations under Section 5(b) of the Securities Act and/or tell us whether any additional disclosure or other action by the company is necessary in this regard.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Harvey Kesner, Esq.
Sichenzia Ross Ference Kesner LLP